Exhibit 99.2

Financial Information of Consolidated Subsidiary

Change Healthcare LLC

EXPLANATORY NOTE

During the first quarter of fiscal year 2021, the Company decided to allocate all administrative and certain other corporate expenses to the respective reportable segments. This allocation methodology differs from the methodology utilized by the Joint Venture in prior fiscal years. The financial results of the Joint Venture’s reportable segments were presented for periods prior to the Merger in the notes to the Change Healthcare LLC financial statements that were included as an exhibit the Company’s financial statements. Therefore, the adjusted EBITDA of the Joint Venture’s reportable segments has been retrospectively adjusted for those periods to be consistent with the Company’s current allocation methodology as presented in the tables below.

SEGMENT ADJUSTED EBITDA

(unaudited, amounts in thousands)

	Software and Analytics	Network Solutions	Technology- Enabled Services	Postage and Eliminations	Total
Fiscal Year 2020:
First Quarter	$176,501	$79,222	$25,333	$—	$281,056
Second Quarter	110,993	79,526	27,174	—	217,693
Third Quarter	127,793	87,571	17,262	—	232,626
Fourth Quarter	150,341	85,340	28,677	—	264,358

Total	$565,629	$331,659	$98,445	$—	$995,733

Fiscal Year 2019:
First Quarter	$121,098	$76,852	$29,798	$—	$227,749
Second Quarter	117,132	78,775	20,045	—	215,952
Third Quarter	126,416	83,367	24,294	—	234,077
Fourth Quarter	154,434	78,191	24,556	—	257,180

Total	$519,081	$317,185	$98,693	$—	$934,958